SECURITIES AND EXCHANGE COMMISSION

UNITED STATES

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55159

CES SYNERGIES, INC.

(Exact name of registrant as specified in its charter)

39646 Fig Street

P.O. Box 1299

Crystal Springs, FL 33524

(813) 783-1688

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 61

Pursuant to the requirements of the Securities Exchange Act of 1934, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 17, 2017

CES Synergies, Inc.

By:	/s/ John Tostanoski
John Tostanoski
Chief Executive Officer